

February 28, 2011

Ms. Donna Dellomo
Chief Financial Officer
Perfumania Holdings, Inc.
35 Sawgrass Drive, Suite 2
Bellport, NY 11713

> **Re:** **Perfumania Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed April 30, 2010**
> **Form 10-Q for the Fiscal Quarter Ended May 1, 2010**
> **Filed June 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed September 23, 2010**
> **File No. 0-19714**

Dear Ms. Dellomo:

We have reviewed your responses in your letter dated February 11, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended January 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Fiscal Year 2009 Compared to Fiscal Year 2008, page 17

1. We have reviewed your response to comment three of our letter dated January 28, 2011 and note your reference to MD&A stating that you "also provide information about Perfumania's business during the period before August 11, 2008 to assist in understanding the trends in our current business." With a view to this statement, please confirm our understanding that Perfumania, Inc.'s 4.7% increase in sales from fiscal 2008

to fiscal 2009 includes financial information before August 11, 2008. If so, tell us the specific sales amount for fiscal 2008 and how you arrived at that amount. In this regard, is the fiscal 2008 information a combination of the results from February 3, 2008 to August 11, 2008 with the results from August 12, 2008 to January 31, 2009? If so, this would appear to be a supplemental discussion within MD&A that includes "combined results of Perfumania retail operations (Perfumania, Inc.) before and after the reverse acquisition on August 11, 2008." Please advise.

You may contact Yong Kim, Staff Accountant at (202) 551-3323 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney at (202) 551-3535, Brigitte Lippmann, Special Counsel at (202) 551-3713 or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief